Filed by Franklin Financial Corporation

Pursuant to Rule 425 under the Securities Act

Subject Company: Franklin Financial Corporation
Commission File No. 0-24133

Date: July 24, 2002

For Immediate Release

Contact:	Franklin National Bank, Franklin, Tennessee
Gordon Inman, Chairman, 615-791-2550

FRANKLIN FINANCIAL CORPORATION TO MERGE WITH FIFTH THIRD

     Franklin, Tennessee, July 24, 2002 — Franklin Financial Corporation (NASDAQ: FNFN) and Fifth Third Bancorp (NASDAQ: FITB) announced today the signing of a definitive agreement in which Franklin Financial will merge with a wholly owned subsidiary of Fifth Third. Fifth Third is a diversified financial services company headquartered in Cincinnati, Ohio with $75 billion in assets. Fifth Third’s banking subsidiaries operate over 900 banking centers and nearly 2,000 ATMs in seven states.

     Franklin Financial shareholders will receive, on a tax-free basis, between 0.3832 and 0.4039 shares of common stock of Fifth Third for each share of Franklin Financial common stock owned for a total transaction value of approximately $240 million. The transaction is expected to close in the fourth quarter of 2002 and is subject to the approval of Franklin Financial shareholders and normal regulatory approvals.

     Following the acquisition, Franklin National Bank will be operated as Fifth Third Bank, Tennessee, N.A. Gordon Inman, Chairman of Franklin Financial, will serve as Chairman of Fifth Third Bank, Tennessee following the merger.

     Mr. Inman stated, “I have committed to stay with Fifth Third at least three years to ensure that our customers continue to receive the high quality of customer service that has been the benchmark for Franklin National Bank. Also, I look forward to working with Fifth Third to expand their footprint across the state of Tennessee with that same customer service culture.”

     “We are extremely proud to partner with a company as successful as Fifth Third,” continued Inman. “They have an exceptional track record of delivering shareholder value. Fortune magazine recently named Fifth Third the #1 Superregional Bank in the nation and their company has a 28-year record of increasing earnings. We share many of the same corporate values, including a commitment to customer service and the philosophy that employees should be shareholders and partners.”

     Fifth Third President and CEO George A. Schaefer, Jr., stated, “This merger provides Fifth Third with a tremendous opportunity in Nashville, among the most attractive markets in the Southeast.

The area is characterized by a diverse economy, consistent population and job growth and substantial outside investment and expansion. Fifth Third’s strategy of expanding into contiguous markets and establishing a platform for future sales growth has proven to be successful for us. We are extremely excited by the opportunities that await us in Nashville and look forward to being able to offer our products and services to the Nashville area’s 1.3 million residents.”

     Mr. Schaefer continued, “We are excited by the opportunity to join forces with Franklin National Bank. Gordon Inman, Richard Herrington, Myers Jones and many other loyal employees have built a quality franchise that places a premium on consistent quality growth and understands the value of the customer. In fact, U.S. Banker Magazine recently recognized Franklin Financial Corporation as the most profitable community bank holding company in the nation over the past five years.”

     J.  Myers Jones, III, President, Franklin National Bank, adds, “With 921 locations in seven states and nearly 2,000 ATMs, Fifth Third has an extensive network that will provide Franklin National customers with a new level of banking convenience. In short, Fifth Third will maintain a proven local market operating model and bring best-in-class commercial and retail product offerings to Nashville.”

     Franklin Financial Corporation is a financial services holding company with $787 million in total assets at June 30, 2002. The company’s banking subsidiary, Franklin National Bank, operates through nine offices in middle Tennessee. The company can be contacted at 230 Public Square, Franklin, Tennessee 37064, or by telephone at 615-790-2265. The company also maintains a website at www.FranklinNetBranch.com.

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     This document contains or may contain forward-looking statements about Franklin Financial Corporation, Fifth Third Bancorp and the combined company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. The document contains certain forward looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Franklin Financial Corporation, Fifth Third Bancorp, and/or the combined company including statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates” or similar expressions. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Franklin Financial and Fifth Third do business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the businesses in which Franklin Financial and Fifth Third are engaged; and (6) changes in the securities markets. Further information on other factors which could affect the financial results of Fifth Third after the merger are included in Fifth Third’s and Franklin Financial’s filings with the Securities and Exchange Commission. These documents are available free of charge at the Commission’s website at www.sec.gov and/or from Fifth Third or Franklin Financial.

     Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction referenced in this document when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Commission by Fifth Third Bancorp.

Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by Fifth Third Bancorp and Franklin Financial Corporation at the Commission’s website at www.sec.gov and/or from Fifth Third Bancorp and Franklin Financial Corporation.

     Franklin Financial Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Franklin Financial Corporation with respect to the merger. Information regarding such officers and directors is included in Franklin Financial Corporation’s proxy statement for its 2002 Annual Meeting of Shareholders filed with the Commission on April 23, 2002. This document is available free of charge at the Commission’s website at www.sec.gov and/or from Franklin Financial Corporation.

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